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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Cayman Litigation Settlement

On November 19, 2025, Apollomics Inc. (the “Company”) announced that it entered into a settlement agreement (the “Settlement Agreement”) to fully resolve and conclude all matters (the “Settlement”) related to legal proceedings previously filed in the Grand Court of the Cayman Islands by two minority investors in the Company (the “Cayman Litigation”). As described in more detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, the Cayman Litigation involved claims issued on July 22, 2024 in the Grand Court of the Cayman Islands by an investment manager on behalf of two minority investors in the Company who had requested the redemption of certain preferred shares of the Company shortly before the Company’s 2023 consummation of the public merger with Maxpro Capital Acquisition Corporation. Please refer to the Company’s press release dated November 19, 2025, furnished as Exhibit 99.1 to this Form 6-K, for more details.

A stay order had previously been issued on September 12, 2025, as disclosed in a previous Form 6-K filed on September 25, 2025. The Company and the aforementioned minority investors are in the process of submitting the Settlement and Settlement Agreement for the court’s approval to conclude the associated litigation proceedings.

The information contained in this Form 6-K relating to the Settlement is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

99.1	Press Release — Apollomics Announces Settlement of Cayman Litigation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)
Date November 19, 2025
(Signature)*

/s/ Peter Lin
Peter Lin, Chief Financial Officer

SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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